Exhibit 99.1

For Immediate Release

BCE nominates Monique Leroux and Calin Rovinescu to its Board of Directors; Director Gordon Nixon to be appointed Chair of the Board

Thomas O’Neill to retire as Chair after more than 13 years of distinguished service to BCE shareholders

MONTRÉAL, March 9, 2016 – BCE Inc. (TSX, NYSE: BCE) today announced the nomination of two highly acclaimed Canadian business figures – Monique F. Leroux, Chair, President and Chief Executive Officer of Desjardins Group, and Calin Rovinescu, President and CEO of Air Canada – for election to its Board of Directors at BCE’s Annual General Shareholder Meeting in Montréal on April 28, 2016.

“We are delighted that these respected corporate leaders have agreed to serve BCE shareholders as members of our Board. In addition to their deep financial and governance experience, Monique Leroux and Calin Rovinescu are renowned in Québec, across Canada and indeed worldwide for their dedication to customer service and technology innovation. They will enhance a seasoned and highly effective Board that has guided the Bell companies back to the lead position in Canadian communications,” said Thomas C. O’Neill, the current BCE Chair who will retire at the close of the Annual General Shareholder Meeting.

As previously announced, the Board intends to appoint current Director Gordon Nixon, former President and CEO of Royal Bank of Canada, as Chair of the Board at the close of the Annual General Shareholder Meeting.

“Having had the privilege of working closely with Gord Nixon since he joined us as a Director in 2014, I have seen how our Board and shareholders have benefitted greatly from his financial insight, governance expertise and commitment to success. We are pleased that such a renowned and accomplished Canadian business leader will take our company forward as Chair,” said Mr. O’Neill.

Monique F. Leroux
Monique Leroux is Chair, President and CEO of Lévis, QC-based Desjardins Group, the leading cooperative financial group in Canada, a position she will occupy until April 9, 2016. A Director of Alimentation Couche-Tard, Crédit Industriel et Commercial and Michelin Group, Ms. Leroux is a member of the Canadian Council of Chief Executives, the Founders’ Council of the Québec Global 100 Network, the Board of Governors of Finance Montréal, the Canadian Prime Minister’s Advisory Committee on the Public Service and the Catalyst Canada Advisory Board. Ms. Leroux is also the President of the International Co-operative Alliance (ICA) and a member of the Board of Directors of the European Association of Co-operative Banks. She is also the founder and Chair of the International Summit of Cooperatives. Before joining Desjardins Group in 2001, Ms. Leroux held senior executive positions at Québecor, RBC and Ernst & Young.

Ms. Leroux has received a number of honours, including being named a Member of the Order of Canada, an Officer of the Ordre national du Québec and a Chevalier of the Légion d’Honneur (France). She is also the recipient of the Woodrow Wilson Award (United States), the Outstanding Achievement Award from the Québec CPA Order and the Institute of Corporate

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Directors Fellowship Award. She holds honorary doctorates from 8 Canadian universities. Ms. Leroux also lends her time and support to a host of not-for-profit organizations.

Calin Rovinescu
Calin Rovinescu is President and CEO of Montréal-based Air Canada since April 2009. Chair of Acasta Enterprises Inc., Mr. Rovinescu was the Executive Vice President, Corporate Development and Strategy of Air Canada from 2000 to 2004 and, during the airline’s restructuring, also held the position of Chief Restructuring Officer. From 2004 to 2009, Mr. Rovinescu was a Co-founder and Principal of Genuity Capital Markets, an independent investment bank. From 1979 to 2000, Mr. Rovinescu was a lawyer and then a partner with the Canadian law firm Stikeman Elliott LLP, and was the Managing Partner of its Montréal office from 1996 to 2000.

Mr. Rovinescu is Chair of the Star Alliance Chief Executive Board and a member of the IATA Board of Governors. Mr. Rovinescu was named the 14th Chancellor of the University of Ottawa in November 2015. He also serves on the Board of Directors of several private and non-profit corporations. Mr. Rovinescu holds Bachelor of Law degrees from Université de Montréal and the University of Ottawa.

Gordon M. Nixon
A BCE Director since November 2014, Mr. Nixon serves on the Corporate Governance Committee and Management Resources and Compensation Committee. A director of BlackRock, Inc. and George Weston Limited, Mr. Nixon was President and CEO of Royal Bank of Canada from August 2001 to August 2014. He first joined RBC Dominion Securities Inc. in 1979, where he held a number of operating positions, serving as CEO from December 1999 to April 2001.

Mr. Nixon is Chair of MaRS, a Toronto-based network of partners that helps entrepreneurs launch and grow innovative companies. He also chairs the Queen’s University Capital Campaign and is a trustee with Art Gallery of Ontario. In 2012, he chaired the Ontario Premier’s Jobs and Prosperity Council. Mr. Nixon earned a Bachelor of Commerce (Honours) degree from Queen’s University and holds Honorary Doctorates of Laws from Queen’s University and Dalhousie University. He is a Member of the Order of Canada and the Order of Ontario.

Thomas C. O’Neill
Mr. O’Neill will retire from the Board at BCE’s Annual General Shareholder Meeting on April 28, 2016 in Montréal. Serving as a BCE Director since 2003 and as Chair of the Board since 2009, Mr. O’Neill has been critical to Bell’s successful transformation into the competitive leader in Canadian broadband communications. Widely esteemed for his corporate governance leadership, Mr. O’Neil formerly served as CEO and Chair of the Board of PricewaterhouseCoopers Consulting, COO of PricewaterhouseCoopers LLP, Global and CEO of PricewaterhouseCoopers LLP, Canada.

Mr. O’Neill is Chair of St. Michael’s Hospital and a member of the Advisory Board of Queen’s University School of Business. He is a Fellow of the Institute of Corporate Directors and received the ICAO Award of Outstanding Merit, the highest honour from CPA Ontario, and a range of corporate governance honours in his time as BCE Chair. Mr. O’Neill is non-executive Chair of The Bank of Nova Scotia's Board of Directors, and a Director of Adecco S.A. and Loblaw Companies Limited.

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About BCE
Canada's largest communications company, BCE provides a comprehensive and innovative suite of broadband communication services to residential and business customers from Bell Canada and Bell Aliant. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada's #1 television network, and the country's most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Jean Charles Robillard
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca

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